EXHIBIT 3

Name of Reporting Person	Number of Shares (Direct) (5)		Number of Shares (Indirect)		Percent of Class Beneficially Owned (1)
Mayfield IX, L.P. a Delaware Limited Partnership	1,651,358	(2)	-0-		9.7%
Mayfield IX Management, L.L.C.	-0-		1,738,352	(2)(3)	10.2%
Mayfield Associates Fund IV, L.P., a Delaware Limited Partnership	86,994	(3)	-0-		0.5%
Yogen K. Dalal	-0-		1,959,301	(4)(6)	11.5%
F. Gibson Myers, Jr.	-0-		1,959,301	(4)(6)	11.5%
Kevin A. Fong	-0-		1,959,301	(4)(6)	11.5%
William D. Unger	-0-		1,959,301	(4)(6)	11.5%
Wendell G. Van Auken, III	-0-		1,959,301	(4)(6)	11.5%
A. Grant Heidrich, III	-0-		1,959,301	(4)(6)	11.5%
Allen L. Morgan	408,170	(7)	-0-		2.4	%(7)
Book Trust	220,949				1.3%

(1)	The respective percentages set forth in this column were obtained by dividing the number of shares by the aggregate number of shares outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2005 (“outstanding shares”). The percentages for Mr. Morgan and the total are calculated by dividing the number of shares (including 167,500 options that will become vested within 60 days after the date hereof) divided by the number of outstanding shares plus 167,500.

(2)	Represents shares held directly by Mayfield IX, L.P. of which Mayfield IX Management, L.L.C. is the sole General Partner.

(3)	Represents shares held directly by Mayfield Associates Fund IV, L.P. of which Mayfield IX Management, L.L.C. is the sole General Partner.

(4)	Includes shares held directly by Mayfield IX, L.P. and Mayfield Associates Fund IV, L.P. The individual Reporting Persons listed, other than Mr. Morgan, are Managing Directors of Mayfield IX Management, L.L.C., which is the sole general partner of each of Mayfield IX, L.P. and Mayfield Associates Fund IV, L.P. Mr. Morgan is a nonmanaging member of Mayfield IX Management, L.L.C. and he disclaims beneficial ownership of shares held directly by Mayfield IX, L.P. and Mayfield Associates Fund IV, L.P. The individual Reporting Persons, other than Mr. Morgan, may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by Mayfield IX, L.P. and Mayfield Associates Fund IV, L.P., but disclaim such beneficial ownership.

(5)	Each individual Reporting Person expressly disclaims that he or she is the beneficial owner of any shares which are held by any other individual Reporting Person in his or her individual capacity.

(6)	Includes 220,949 shares held in Book Trust, a trust for which the individual Reporting Persons, other than Mr. Morgan, serve as trustees, and of which the individual Reporting Persons, other than Mr. Morgan, or their family trusts, are trustors and beneficiaries. The individual Reporting Persons, other than Mr. Morgan, may be deemed to have shared voting and dispositive power over the shares held in Book Trust, but disclaim such beneficial ownership.

(7)	Mr. Morgan holds director options to purchase an aggregate of 230,000 shares, of which 167,500 will be exercisable within 60 days of the date hereof, and of which the remaining options to purchase 62,500 shares will vest at the rate of 4,167 shares per month beginning April 24, 2006.